FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contacts:

Teva Investors Elana Holzman Teva Pharmaceutical Industries +972 3 926-7554	Kevin Mannix Teva North America +1 215 591-8912
Media Europe Phoebe Kebbel Hering Schuppener Consulting +49 173 2862 110	Israel and Rest of World Yossi Koren Teva Pharmaceutical Industries +972 3 926-7687 or 914-8267	U.S. Denise Bradley Teva North America +1 215 591-8974

For Immediate Release

Teva to acquire RATIOPHARM

-- Combined Entity Creates New Market Leader in European Generics --

-- Acquisition Expected to be Accretive within Three Quarters after Closing --

-- Company to Host Conference Call at 8:30 AM ET --

Jerusalem, Israel, March 18, 2010 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it has entered into a definitive agreement to acquire ratiopharm, Germany`s second largest generics producer and the sixth largest generic drug company worldwide, for an enterprise value of Euro3.625 billion. The transaction is subject to certain conditions including relevant regulatory approvals.  On a pro forma basis, the combined company would have had 2009 revenues of $16.2 billion.  Teva expects to complete the transaction by year-end 2010.

Commenting on today's transaction, Shlomo Yanai, Teva`s President and Chief Executive Officer, said: "This is an important acquisition for Teva.  This transaction is perfectly aligned with our long-term strategy in which Europe is an important pillar and growth driver.  ratiopharm will provide us with the ideal platform to strengthen our leadership position in key European markets, most notably in Germany, as well as rapidly growing generic markets such as Spain, Italy and France."

The acquisition will position Teva as the leading generic pharmaceutical company in Europe, increasing its European business from sales of $3.3 billion in 2009 to joint pro forma sales of $5.2 billion.  ratiopharm's robust portfolio includes 500 molecules in over 10,000 presentation forms covering all major therapeutic areas marketed in 26 countries.  ratiopharm also has valuable know-how in biosimilars, consisting of a number of products in advanced stages of development and a well-established sales and marketing team. ratiopharm reported worldwide 2009 revenues of Euro1.6 billion.  The combined entity will have 40,000 employees worldwide, of which 18,000 will be based in Europe.  The German headquarters site for the combined entity will be located in Ulm, ratiopharm's current headquarters.

Following the acquisition, Teva will improve its market position in Germany, the world`s second largest generic drug market valued at approximately $8.8 billion (including sales to hospitals and OTC), to become the number two player in this market.  The combined entity will have a strong European footprint, holding the leading market position in 10 European markets, including key markets such as the UK, Hungary, Italy, Spain, Portugal and the Netherlands as well as a top three ranking in 17 countries, including Germany, Poland, France and the Czech Republic.  In addition, the transaction will nearly double Teva`s sales in Canada.

Mr. Yanai continued, "We are highly impressed by the team at ratiopharm and thrilled to be joining forces with a company we have partnered with in the past and have long respected.  Teva and ratiopharm have similar corporate cultures and share a strategic vision which makes this combination a natural fit. Together, we will be able to realize the vision of increasing patients` access to safe, high-quality, affordable medications even more quickly and deliver even more value to our stakeholders across the globe."

Hans-Joachim Ziems, Managing Director of ratiopharm's pre-owner VEM Holding and manager of the bidding process, said, "The successful sale of ratiopharm is concluded today with the combination of two great companies.  We have emphasized from the beginning that the strategic concept of the integration of ratiopharm into the acquiring company will play a critical role in the decision in addition to the purchase price.  Now, we have succeeded in putting the company under the strategic umbrella of Teva as a prosperous unit, while taking into account the interests of the employees, of VEM and of the Merckle Group`s creditors."

Oliver Windholz, Chief Executive Officer of ratiopharm, said, "For ratiopharm, Teva is a natural fit, with its international focus and our shared generic vision.  We are convinced that together we can gain enormous growth potential in all markets.  Being a part of the Teva family will enable our management team and employees to continue to grow our business and fully materialize the great talent we have at ratiopharm."

Ludwig Merckle, the representative of ratiopharm`s family owner said, "The separation of ratiopharm is a painful step for us as the founding family.  Taking this as given, I am confident that this is a good solution.  Finding the best home for ratiopharm was a vital element in this process.  I believe that joining forces with the world's largest generic company will enable ratiopharm to continue its path of growth and success."

Upon completion of the acquisition, Teva expects synergies of at least $400 million (Euro300 million), which should be fully realized within three years. The transaction is expected to be earnings accretive within three quarters after closing, based on earnings per share according to U.S. GAAP reporting.

The transaction will be funded through a combination of cash on hand and lines of credit.

Kirkland & Ellis LLP served as outside legal counsel for Teva and Goldman, Sachs & Co. acted as financial advisor to Teva in this transaction.

Investor Call

Teva's management will host a conference call and webcast for analysts and investors to discuss today`s announcement.

Date: March 18, 2010

Time: 8:30 am ET / 13:30 CET / 14:30 pm IST

Dial-in numbers:

Germany: 49 0 69 40359 800

UK: 0 800 169 3059

US: 1 800 814 6417

Israel: 1 809 349 046

Participant Code: 312387#

The webcast will be accessible on Teva's website at www.tevapharm.com. The webcast will also be archived on the website of Teva

The investor call will be held in English.

Joint Press Conference and Call

Teva and ratiopharm will host a press conference also available over the phone and via webcast.

Date: March 18, 2010

Time: 9:00 am ET / 14:00 CET / 15:00 IST

Location:  Offices of Freshfields Bruckhaus Deringer, Im Zollhafen 24; 50678 Cologne

Dial-in numbers:

Germany: 49 0 69 40359 800

UK: 0 800 169 3059

US: 1 800 814 6417

Israel: 1 809 349 046

Participant Code - English-speaking attendees: 383090#

Participant Code - German-speaking attendees: 564590#

The webcast will be accessible on the websites of Teva (www.tevapharm.com) and ratiopharm (www1.ratiopharm.com/)

The press conference will be held in German and English.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

The statements, analyses and other information contained herein relating to the proposed acquisition and anticipated synergies, effect on earning and financial and operating performance, including estimates for growth, anticipated positions in certain markets and shares in such markets, the markets for Teva's and ratiopharm's products, the future development and operation of Teva's and ratiopharm's business, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may" and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Actual results may differ materially from the results reflected in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing and the receipt of any required regulatory or other approval for the consummation of the proposed acquisition, Teva's ability to rapidly and efficiently integrate ratiopharm's operations in a seamless manner and achieve expected synergies, and diversion of management time on merger-related issues, as well as our ability to accurately predict future market conditions and successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Eloxatin®, potential tax liabilities which may arise should our arrangements, including our intercompany arrangements, be challenged and determined to be inappropriate, the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, including potential oral and generic competition for Copaxone®, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date March 18, 2010

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